SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 2, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th-16th Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement regarding the Change of Registered Office of the Company with effect from November 4, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: November 2, 2005

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

CHANGE OF REGISTERED OFFICE

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that the registered office of the Company will be changed to Level 39, Tower I, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong with effect from November 4, 2005.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Ms. Sio Veng Kuan, Corinna; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, November 2, 2005